

Mail Stop 3561

August 24, 2015

Mr. Andrew Bonfield
Finance Director
National Grid plc
1-3 Strand
London WC2N 5EH, England

> **Re:** **National Grid plc**
> **Form 20-F for the Fiscal Year Ended March 31, 2015**
> **Filed June 5, 2015**
> **File No. 1-14958**

Dear Mr. Bonfield:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements

Notes to the consolidated financial statements

7. Earnings per share (EPS), page 111

1. Reference is made to your disclosure of Adjusted earnings and Adjusted earnings per share. Pursuant to Item 10(e)(1)(ii)(c) of Regulation S-K, a registrant must not present non-GAAP financial measures in the notes to financial statements. Please tell us why these measures are permitted under Item 10(e) of Regulation S-K.

34. Additional disclosures in respect of guaranteed securities, page 152

2. In future filings on Form 20-F please disclose National Grid Gas plc, British Transco Finance Inc. and Niagara Mohawk Power Corporation are 100% owned and that National Grid plc's guarantee of Niagara Mohawk Power Corporation's preferred shares is full and

unconditional pursuant to Rule 3-10(i)(8)(i) and (ii) of Regulation S-X. Further, please state that the guarantees of National Grid Gas plc and National Grid plc are joint and several. If these items are not accurate facts, please tell us why the condensed consolidating financial information presentation complies with Rule 3-10 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products